UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

Unrivaled Brands, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

91532E 105

(CUSIP Number)

July 1, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91532E 105

1.	Names of Reporting Persons Joseph Gerlach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 39,717,789 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 39,717,789 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,717,789 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Comprised of (i) 36,099,147 shares of common stock, (ii) options to purchase 2,464,706 shares of common stock that are exercisable within 60 days, and (iii) warrants to purchase 1,153,936 shares of common stock that are exercisable within 60 days.

(2)

Percentage of class is calculated based on (i) 431,876,107 shares of common stock outstanding as of August 2, 2021, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 19, 2021, plus (ii) the options and warrants to purchase shares of common stock held by the Reporting Person and exercisable within 60 days, as set forth in note (1) above.

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CUSIP No. 91532E 105

Item 1.	Security and Issuer
	(a)	Name of Issuer
Unrivaled Brands, Inc.

	(b)	Address of Issuer’s Principal Executive Offices
3242 S. Halladay St., Suite 202, Santa Ana, California 92705

Item 2.	Identity and Background
	(a)	Name of Persons Filing
Joseph Gerlach (the “Reporting Person”)

	(b)	Address of Principal Business Office or, if none, Residence
The residence address for the Reporting Person is: 2811 Pepper Rd. Petaluma, California 94952

	(c)	Citizenship
The Reporting Person is a citizen of the United States of America.
	(d)	Title of Class of Securities
Common Stock, $0.001 par value

	(e)	CUSIP No.
91532E 105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 39,717,789 shares of Common Stock

(b)	Percent of class: 8.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 39,717,789 shares of Common Stock

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 39,717,789 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

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CUSIP No. 91532E 105

As of the date of this report, the Reporting Person held (i) 39,717,789 shares of Common Stock, (ii) options to purchase 4,319,016, with 2,464,706 shares of Common Stock underlying options that are exercisable within 60 days and 1,854,310 shares of Common Stock underlying options that are not exercisable within 60 days, and (iii) warrants to purchase 1,153,936 shares of Common Stock that are exercisable within 60 days. As a result, as of the date of this report, the Reporting Person is deemed to not beneficially own the 1,854,310 shares of common stock underlying options that are not exercisable within 60 days, but is deemed to beneficially own the 2,464,706 shares of Common Stock underlying options and 1,153,936 shares of Common Stock underlying warrants that are exercisable within 60 days.

The reported beneficial ownership percentage is calculated based on (i) 431,876,107 shares of Common Stock outstanding as of August 2, 2021, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on August 19, 2021, plus (ii) the options and warrants to purchase shares of Common Stock held by the Reporting Person and exercisable within 60 days, as described above.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Joseph Gerlach

Dated: October 5, 2021	By:	/s/ Joseph Gerlach
Name: Joseph Gerlach

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